707 17th Street, Suite 4200 Denver, CO 80202 303.296.3006 main 303.298.7502 fax intrepidpotash.com

November 30, 2023

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Intrepid Potash, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed March 7, 2023
Response Dated October 30, 2023
File No. 001-34025

Ladies and Gentlemen:

This letter is in response to your letter dated November 15, 2023, setting forth comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to our responses provided to the Staff in our letter dated October 30, 2023 (the “October 2023 Response Letter”). The October 2023 Response Letter was provided in response to comments provided by the Staff in a letter dated September 15, 2023, on Intrepid Potash, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). In this letter, we have recited the Staff's comments in italicized, bold type and have followed each comment with our response. Capitalized terms used herein and not otherwise defined herein have the meanings assigned to such terms in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2022

Financial Statements

Note 17 - Business Segments, page 98

1.	We note that you have proposed to expand future disclosures in response to prior comment 4, to explain how the segment performance measures generally reconcile to consolidated income before taxes. However, the required reconciliations should separately identify, describe and quantify each significant adjustment that is necessary to reconcile the measures of segment profit or loss to consolidated income before taxes, for each period for which segment information is required.

Please refer to FASB ASC 280-10-50-30 and 50-31, and the illustrative examples in FASB ASC 280-10-55-49 and 55-50 if you require further guidance.

Response: We respectfully acknowledge the Staff’s comment, and we will expand our disclosure in future filings to include the required reconciliations necessary to reconcile the measures of segment profit or loss to consolidated income before taxes, for each period for which segment information is required, in a form similar to below:

Reconciliation of reportable segment sales to consolidated sales

	Year ended December 31,
	2022	2021	2020
Total sales for reportable segments	$337,872	$270,579	$197,276
Elimination of intersegment sales	(304)	(247)	(322)
Total consolidated sales	$337,568	$270,332	$196,954

Reconciliation of segment gross margins to consolidated income before taxes

Total gross margin for reportable segments	$141,408	$55,764	$10,530
Elimination of intersegment sales	(304)	(247)	(322)
Elimination of intersegment expenses	304	247	322
Unallocated amounts:
SG&A	31,799	23,998	25,476
Litigation settlement	-	-	10,075
Loss (gain) on disposal of assets	7,470	(2,542)	(4,250)
Accretion of asset retirement obligation	1,961	1,858	1,738
Other operating expense	4,738	178	735
Equity in earnings of unconsolidated entities	(689)	-	-
Interest expense, net	101	1,468	4,289
Gain on extinguishment of debt	-	(10,113)	-
Interest income	(176)	-	-
Other non-operating (income) expense	(305)	(48)	(384)
Income before income taxes	$96,509	$40,965	$(27,149)

General, page A-1

2.	We note your response to prior comments 1 through 3 indicating you will obtain and file updated technical reports and provide the disclosures that are required by Item 1300 of Regulation S-K when your Form 10-K for the fiscal year ended December 31, 2023 is filed. However, given the nature and scope of the omitted information, we believe that an amendment to your Form 10-K for the fiscal year ended December 31, 2022, and the associated technical reports will be necessary.

Please arrange to obtain and file the revised technical reports and the annual report to include all of the required information. Additionally, it appears that you should reassess and update your conclusion that your disclosure controls and procedures were effective as of December 31, 2022 to clarify that in light of the omissions these were not actually effective. We have further guidance in the remaining comments in this letter that you should address in conjunction with your amendments and in preparing your response.

Response: We respectfully acknowledge the Staff’s comment, and we are preparing and plan to file an amendment to the Form 10-K on Form 10-K/A for the fiscal year ended December 31, 2022 (the “Form 10-K/A”) to update the disclosures in Item 2. Properties to comply with Item 1300 of Regulation S-K, reflecting applicable updates included herein and in the October 2023 Response Letter. We will also file revised technical reports as Exhibits 96.1, 96.2 and 96.3 to the Form 10-K/A (the “Revised Exhibits”), reflecting the updates included herein and in the October 2023 Response Letter. We are supplementally providing the Staff, under separate cover and on a confidential basis, draft copies of the Revised Exhibits for review. We will file the Form 10-K/A, including the Revised Exhibits, with the Commission upon completion of the Staff’s review.

Upon further analysis, we will also revise our disclosure in the Form 10-K/A to note that our disclosure controls and procedures were not effective as of December 31, 2022. The applicable portion of Item 9A. CONTROLS AND PROCEDURES will be revised as follows:

Applicable Excerpt of Item 9A:

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures." Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. Our disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures as of December 31, 2022. The Company’s management originally concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2022. Solely as a result of the changes made or omitted from the mining disclosures as described elsewhere in this Form 10-K/A, the Company's management, including our principal executive officer and principal financial officer, reconsidered their evaluation and concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2022 regarding the mining property disclosures. Because the amended disclosures do not affect our financial statements, there is no change to the conclusion of the effectiveness of our internal control over financial reporting as of December 31, 2022.

Exhibits 96.1, 96.2, and 96.3, page E-1

3.	The revisions proposed in response to prior comments 5, 7, 8, 11, 13, 14, 15, 16, 17, and 19 should be made in the revised technical reports that are filed with your amended annual report. Please arrange with the qualified persons involved to obtain and file technical reports that include this information.

Response: We respectfully acknowledge the Staff’s prior comments and have revised the technical reports to include the proposed responses reflected herein and in the October 2023 Response Letter. As noted above, upon completion of the Staff’s review of the materials submitted to the Staff supplementally, we will file the revised technical reports as Exhibits 96.1, 96.2, and 96.3 to the Form 10-K/A.

4.	We note your response to comment 6 and have the following observations:

•	Figure 6.1 of Exhibit 96.1 is a gamma log cross section, which is not an appropriate graphical depiction of the geology.
•	Figure 6.2 for Exhibit 96.2 is mislabeled stratigraphic column, and your proposed cross section is acceptable.
•	Figure 6-5 for Exhibit 96.2 is a gamma log and should be replaced by the former stratigraphic column of Figure 6.2.
•	Section 6.3 of Exhibit 96.3 can either reference Figure 13-1 or duplicate the graphic into Section 6.

Please discuss these observations with the qualified persons involved in preparing the technical reports and arrange to obtain and file revised technical reports that address the concerns mentioned above.

Response: We respectfully acknowledge the Staff’s comments and have revised the technical reports to include these changes in the Revised Exhibits.

5.	The revisions proposed in response to prior comment 9 for each exhibit should be expanded further to include the reclamation costs in order to provide a more comprehensive financial analysis for each property.

Response: We respectfully acknowledge the Staff’s comments and have revised the technical reports to include these changes in the Revised Exhibits.

6.	The disclosures proposed in response to prior comment 10 should be further revised to change the statement indicating “economic viability has been established” for your operating properties, to “economic viability may be implied”.

Response: We respectfully acknowledge the Staff’s comments and have revised the technical reports to include these changes in the Revised Exhibits.

7.	Based on your responses to prior comments 9, 10, 12, and 18, it appears that resources instead of reserves have been used to prepare the Life of Mine (LOM) production schedules, contrary to the guidance in Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Please discuss this concern with the qualified persons involved in preparing the technical reports and arrange to obtain and file revised reports that include LOM schedules that show the estimated production of reserves. Any associated content in the technical reports and any corresponding disclosures in your annual report, e.g. production schedules and economic assessments, should be revised as necessary to distinguish between reserves and resources when providing the required information.

Response: We respectfully acknowledge the Staff’s comments and have clarified the Revised Exhibits to include LOM schedules that show estimated production of reserves.

* * * * *

If you have any further questions or comments regarding this letter, please contact me at 303-996-3048.

Sincerely,

/s/ Matthew Preston
Matthew Preston
Chief Financial Officer
Intrepid Potash, Inc.

cc:	Ned Prusse, Perkins Coie LLP